Exhibit 11

Redwood Trust, Inc.
Computation of Per Share Earnings

	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Basic:
Average common shares outstanding	21,437,253	17,759,346	15,177,449

Total	21,437,253	17,759,346	15,177,449

Net Income	$232,634,946	$131,698,361	$53,441,217

Per Share Amount	$10.85	$7.42	$3.52

Diluted:
Average common shares outstanding	21,437,253	17,759,346	15,177,449
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	791,676	827,303	481,174
Net effect of preferred stock	—	225,517	—

Total	22,228,929	18,812,166	15,658,623

Net Income	$232,634,946	$131,698,361	$53,441,217

Per Share Amount	$10.47	$7.04	$3.41